1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

May 27, 2015	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Income Opportunities Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  We have prepared this letter on behalf of our client, the Trust, in response to oral comments received from Ms. O’Neal-Johnson on April 30, 2015 in connection with the review of Post-Effective Amendment No. 16 to the Trust’s Registration Statement on Form N-1A, filed electronically on March 13, 2015.  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

Comment 1: Please confirm that the Fee Table will be completed in an amendment to the Fund’s Registration Statement to be filed prior to its date of effectiveness.

Trust Response:  The Trust confirms that the Fee Table will be completed in an amendment to the Fund’s Registration Statement to be filed prior to its date of effectiveness. The completed Fee Table is included below for your reference:

Shareholder Fees
(fees paid directly from your investment)

	Institutional Shares	Class A Shares	Class C Shares
Maximum Sales Charge (Load) Imposed on Purchases	None	3.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the amount redeemed)	None	1.00%[1]	1.00%[2]
Redemption Fee (as a percentage of amount redeemed (sold) within sixty (60) days of purchase)	None	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Institutional Shares	Class A Shares	Class C Shares
Management Fees	0.94%	0.94%	0.94%
Distribution and/or Service (12b-1) Fees	None	0.25%	1.00%
Other Expenses [3]	1.22%	1.22%	1.19%
Total Annual Fund Operating Expenses	2.16%	2.41%	3.13%
Fee Waiver and/or Expense Reimbursement [3,4]	(0.92)%	(0.92)%	(0.89)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement [3,4]	1.24%	1.49%	2.24%

(1)	In the case of investments at or above the $500,000 breakpoint (where you do not pay an initial sales charge), a 1.00% CDSC may be assessed on shares redeemed within 12 months of purchase.

(2)	A 1.00% contingent deferred sales charge (“CDSC”) may be assessed on shares redeemed within 12 months of purchase.

(3)	Expenses are based on estimated amounts for the current fiscal year.

(4)	BPV Capital Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, Acquired Fund Fees and Expenses, 12b-1 fees, if any, and extraordinary expenses) to not more than 1.24%. Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three twelve month periods following the twelve month period in which such waiver occurred, if the Fund is able to make the payment without exceeding the 1.24% expense limitation. The current contractual agreement cannot be terminated prior to August 1, 2016 without the Board of Trustees’ approval.

Comment 2:  Please confirm that the Fund will not have Acquired Fund Fees and Expenses in excess of 1 basis point (0.01%). Otherwise, insert a line for Acquired Fund Fees and Expenses in the fee table.

Trust Response:  The Trust confirms that the Fund is not expected to have Acquired Fund Fees and Expenses in excess of 1 basis point.

Comment 3:   Please confirm that the Fund’s Expense Limitation Agreement will remain in effect for at least one year from the effective date of the Fund’s Registration Statement

Trust Response:  The Trust confirms that the Fund’s Expense Limitation Agreement will remain in effect until at least August 1, 2016, which is more than one year from the effective date of the Fund’s Registration Statement.

Comment 4:   Please confirm in the Fund’s Registration Statement that, to the extent the Fund writes Credit Default Swaps, the Fund will maintain coverage for the full notional value of the swap.  If the Fund will only buy Credit Default Swaps, please confirm as much in a response letter.

Trust Response:  The Trust has added a statement to the Registration Statement confirming that, to the extent the Fund writes Credit Default Swaps, the Fund will maintain coverage for the full notional value of the swap.

Comment 5:  Please review the guidance issued by the Division of Investment Management regarding Risk Management in Changing Fixed Income Market Conditions in January 2014 and consider whether the disclosure contained in the Fund’s Registration Statement adequately covers the risks identified in this guidance.

Trust Response:  The Trust has reviewed the Division of Investment Management’s guidance from January 2014 regarding Risk Management in Changing Fixed Income Market Conditions and has incorporated additional disclosure in the Principal Risks section of the Prospectus to address the risks identified in this guidance.   The following language was added to the Interest Rate Risk factor under the Fixed Income Risks: “This risk may be heightened in the current environment as interest rates are likely to experience increased volatility as a result of the conclusion of the US government’s quantative easing program and the likelihood of a general rise in interest rates.”  The following language was added to the Liquidity Risk under the Fixed Income Risks: “Liquidity risk may be further increased to the extent that dealers that have typically played market-making roles with respect to fixed income securities have a reduced capacity to fulfill that role, for example as a result of a decrease in proprietary trading in such securities or as a result of increased regulatory capital requirements.”

Comment 6:   Please move the disclosure regarding the risks of investing in emerging markets up and add it to the summary prospectus section.

Trust Response:  The disclosure regarding the risks of investing in emerging markets has been moved up and added to the summary prospectus section.

Comment 7:  Indicate to the staff whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website. If so, disclose this under “Disclosure of Portfolio Holdings” on page 4 of the prospectus.

Trust Response:  The Trust does not make a description of the Fund’s policies and procedures available on the website.

Comment 8:  Please amend the Statement of Additional Information to disclose the time period covered by the semi-annual report in which additional disclosure about the approval of the investment advisory agreement will be found.

Trust Response:  The Fund’s Statement of Additional Information has been amended to disclose the time period covered by the semi-annual report in which additional disclosure about the approval of the Fund’s investment advisory agreement will be found, which is the semi-annual period ending September 30, 2015.

Comment 9: Please confirm that, to the extent the Fund invests in Master Limited Partnerships (MLPs), the Fund will only invest in limited partnership interests of such MLPs (i.e., the Fund will not invest in the general partner of such MLPs).

Trust Response:  The Trust confirms that, to the extent the Fund invests in Master Limited Partnerships (MLPs), the Fund will only invest in limited partnership interests of such MLPs

Comment 10: In the future, please file a copy of the Fund’s Expense Limitation Agreement with the initial filing of the registration statement, instead of indicating that it will be filed by amendment.

Trust Response:  Going forward, the Trust will file the form of any new fund’s Expense Limitation Agreement with the initial filing of the registration statement, instead of indicating that it will be filed by amendment.

*  *  *  *  *

In addition to the changes to the Registration Statement that reflect the responses detailed above, the Trust has made a number of additional, non-material revisions to the Registration Statement. You should note that the Trust has removed the Redemption Fee, in light of the CDSC that is charged for most share classes. We have enclosed with this letter a redlined copy of the Registration Statement showing all of the revisions made from the version previously filed.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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